Filed by Nokia Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

Employee Q&A (Nokia)

Instructions for use

This Q&A is for NI line managers to help respond to questions from your teams about the announcement of Nokia’s intention to acquire Infinera. Only use it in conversation: don’t forward it or copy from it.

Such deals take many months to gain approvals and close and many of the questions your team will have are unlikely to have been decided yet. Don’t speculate: instead, encourage our colleagues to remain focused on their current projects and on customers. The stronger we are going into the deal, the more successful it will be.

Should you get questions not covered in this Q&A please send an email to the new project email address, which we’ll share shortly. We will try to help.

Q&A for use in conversation with NI team members

1.	General questions

2.	Questions about behaviour before the deal closes

General questions

Q1	Why are you proposing this deal?

The proposed combination creates a new and dynamic player in optical networks, with a 75% increase in scale for Nokia, bringing all the advantages we associate with that by:

•	Accelerating roadmap timeline and breadth;

•	Creating a business that can sustainably challenge the competition;

•

Bringing broader in-house capabilities, including an expanded digital signal processor (DSP) development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences, and deeper competency in photonic integrated circuit (PIC) technology;

•

Gaining scale in North America optical market as a complement to our relative strength in APAC, EMEA and Latin America, and bringing access to a broader pool of optical networking talent and expertise, gaining the benefits of further diversity in background and experience;

Q2	When will the deal close?

We’re starting the necessary approvals process and can’t say for certain how long that might take. But we are targeting close in the first half of 2025.

I know it’s difficult not to think about the future or speculate about what might happen, but let’s not be distracted by that. As of today, nothing changes for our business and it’s essential that we don’t miss a single beat, but remain absolutely focused on our projects and our customers.

Q3	Do you expect to make a lot of layoffs? The investor materials refer to synergies… What happens to my job?

Nokia and Infinera continue to operate as entirely separate companies and competitors while the deal is reviewed by the regulators. We’re not able or willing to speculate about exactly what arrangements we will come to as regards staffing in the future.

I can say that the synergies you mention should not be taken to indicate that we plan to enter – as a combined company – into major cost saving programmes. They include synergies in our cost of sales after the Infinera integration – including elements like an improved negotiating position with suppliers.

To be clear, we’re not planning to come together only to be smaller. We are looking for the additional benefits to our technology, our people and our customer offerings that we believe the deal would bring through an increase in scale and scope.

Q4	Will you close [Ottawa / Murray Hill / Vimercate etc.] as a result of the deal?

Nokia and Infinera continue to operate as entirely separate companies and competitors while the deal is reviewed by the regulators. We’re not able or willing to speculate about exactly what arrangements we will come to as regards location strategy in the future.

The combined company would have significant potential for growth and a strong global presence and this is something we would be keen to explore and enhance.

Over time, of course ON and Network Infrastructure must continue to manage our sites and our workforce as to make sure that we’re serving our customers to the best of our abilities, as well as meeting our targets and responsibilities to Nokia. This is a continuous process and is not only relevant when we announce a change to the business.

Q5	IPN is based in California, now Infinera – also in California – hopes to be part of Nokia. Is [Network Infrastructure’s / Optical Networks’] headquarters moving to California?

Nokia only has one ‘headquarters’ – in Espoo. It’s too early to talk about the geographical makeup of Optical Networks once the deal is approved and closed. But I cannot imagine a future in which NI does not remain a global citizen.

Q6	Where there are overlapping portfolio areas / product roadmaps, which will be the winner?

Nokia and Infinera continue to operate as entirely separate companies and competitors while the deal is reviewed by the regulators. We’re not able or willing to speculate about exactly what arrangements we will come to as regards portfolio in the future.

It’s important to remember that both Nokia and Infinera are innovators in optical networks and have achieved remarkable feats with customers. And we’re entering into this deal because both sides believe our portfolio will be more robust, still more compelling and even more competitive combined than is the case for the two companies operating separately.

Scale is extremely important in the optical networks business, and this is a great way in which we can achieve scale quickly, reliably, and with strong customer benefits. And it’s not only customers who benefit. Creating scale will create an organisation with more scope and reach, and more opportunities for our people.

It’s essential not to make guesses or assumptions about portfolio or product roadmap at this stage. Please continue with your projects exactly as you were doing and remain focused on them and on customers.

Q7	What should I tell my customer/partner/supplier about the deal?

We’ve given Network Infrastructure’s customer-facing and supplier management teams a set of talking points and a Q&A. The advantages of the deal are outlined in the stock exchange release, which is on Nokia’s website.

Q8	What’s next? Are we going to sell another division? Buy another company?

We know that Nokia has ‘active portfolio management’ as a strategic priority and we’ve always been clear that we will do our utmost to ensure our portfolio – across Network Infrastructure and across Nokia – serves the interests of all our customers in the very best way possible. As you can see from the ASN divestment, communicated on 27 June, as well as this announcement, we will never shy away from change in order to achieve this. But we also will never make changes for the sake of change. As you can see from the deal we are announcing today, we take these steps only when we believe that there is a compelling reason to do so, for our customers and for Network Infrastructure.

Q9	How will this deal affect Nokia’s other business groups?

From an operational point of view, the proposed acquisition only affects Optical Networks in Network Infrastructure.

At a wider level, the deal is positive for Network Infrastructure and for Nokia overall.

Network Infrastructure is already a leading player in the network business – in terms of technology and customer relationships – and this proposed acquisition will further strengthen our ability to deliver best-in-class products.

In addition, such a proposed acquisition is a sign of the company’s confidence in the future. It gives us growth and scale. It rounds out our global presence and creates new connections for Nokia with important segments such as webscale. And it brings us new people and new perspectives.

Q10	There’s a lot about webscale in the stock exchange release. Are we turning our back on CSPs in Optical Networks?

Absolutely not. Infinera brings substantial scale in the enterprise and webscale markets (which represent around 30% of its business), to complement our relative strength in the CSP business. We intend the resulting strength in these segments to benefit our CSP business by capitalising on that growth to power innovation investments that will benefit all our customers.

Q11	There’s a lot about North America in the stock exchange release. Does this deal mean Optical Networks is turning its back on business outside North America?

Absolutely not. Infinera has a solid presence in the North American market, which represents around 60% of its sales. In Nokia’s optical business, meanwhile, EMEA and APAC combined represent around three quarters of our sales. The intention of the proposed deal is to create a new and dynamic global player that will be able to serve the needs of all our customers, worldwide.

Q12	Won’t the deal just be a massive distraction?

Nokia’s teams are used to driving and managing change and it’s important that we don’t let the proposed deal distract us from our projects and our customers. Where customers are distracted or confused, we need to be reassure them of the advantages of the deal and what we expect it to bring to them.

One of the advantages of the deal from all points of view is that there is limited overlap in terms of geographical footprint, customer base and so on. This will be a great advantage because it means that – assuming the deal is approved – integration can be carried out quickly, limiting any uncertainty. In the meantime, we’ll benefit most from trying to avoid speculation and anxiety and focusing on our ongoing projects. Business as usual really means exactly that.

Q13	Why can’t we just grow organically in Optical Networks?

Optical Networks has made tremendous progress in recent years. The release of PSE-V was a game-changer for us and, with PSE-6s hard on its heels, we’ve established ourselves as an innovation leader in the market. But we know how fragmented that market is and we’ve seen from our recent results how difficult organic growth is, even with our great portfolio. Coming together with Infinera makes good sense. Scale is tremendously important, particularly in the optical networks business, and this is a great way for us to achieve scale quickly, reliably, and with strong customer benefits. And it’s not only customers who benefit. Creating scale will create an organisation with more scope and reach, and more opportunities for our people.

Q14	Will the Infinera name go away?

Until the deal has closed, very few decisions can be made about the future, including this one.

Q15	Has the future of David Heard (Infinera’s CEO) been decided?

Until the deal has closed, very few decisions can be made about the future shape, structure or staffing of the Network Infrastructure organisation. I can, however, share that David Heard plans to continue with Nokia once the deal is closed. The calibre of the people in the Infinera organisation is something we have long respected and we see a great cultural, intellectual, and personality fit between our organisations, both of which are dedicated to innovation and quality, focused on customer satisfaction and business success, and obsessed with pushing back the limits of physics in optical networks.

Q16	What will James Watt do once the deal is closed?

James will continue to be the general manager and VP of our Optical Networks division, as today. James has spearheaded the impressive transformation that we have seen in our optical business over the last few years. He combines technical brilliance with visionary leadership and a profound understanding of the market. He is an essential member of the Network Infrastructure leadership team. James has been one of the drivers behind this proposed acquisition because he believes strongly that such a combination makes sense for customers and for Nokia by bringing scale and complementary customer bases.

Questions about behaviour before the deal closes

Q17	We’re about to make an offer that’s competitive with Infinera. Should I stop? Do I need to revise the terms and conditions of the offer?

Nokia and Infinera continue to operate as entirely separate companies and competitors while the deal is reviewed by the regulators. You should continue to pursue the deal following your existing plans. Until the deal is approved and closed, nothing will change. Nokia and Infinera remain competitors, and we maintain ‘business as usual’.

Q18	My customer / supplier offered to tell me about Infinera’s pricing. What should I do?

Nokia and Infinera continue to operate as entirely separate companies and competitors while the deal is reviewed by the regulators. Sharing confidential information between competitors is not permitted and this announcement does not change that.

If anyone with any insider knowledge of Infinera tries to share confidential information, you must immediately stop the conversation. We must respect the rules to avoid not only derailing the deal but also the possibility of incurring substantial financial penalties.

Q19	Should I reach out to people at Infinera?

No one at Nokia should get in contact with anyone at Infinera, except for a very small number of people who are involved in deal and integration planning. This is vital to avoid not only derailing the deal but also the possibility of incurring substantial financial penalties. Until the deal is approved and closed, nothing will change. Nokia and Infinera continue to operate independently, and we maintain ‘business as usual’.

Q20	I am [married to someone / have friends who / am a member of a sports club with etc.] people who work at Infinera. What should I do?

People at different companies interact socially with people from competitors all the time. As long as you don’t discuss or speculate about the deal together or share confidential information with one another, you should of course continue as today That’s always true in any case, of course, and doesn’t only apply now.

Q21	I’m currently in the process of interviewing / hiring someone from Infinera. Should I stop?

You should proceed with activities in the usual course of business exactly as if the companies weren’t planning on coming together. Be very careful not to disclose confidential information about Nokia – which is always true for the hiring process in any case – and do not let the candidate disclose any confidential information to you either. Until the deal is approved and closed, nothing will change. Nokia and Infinera remain competitors, and we maintain ‘business as usual’.

Q22	I have an open position in my team. Should I give preference to Infinera employees if they apply for it? Should I actively encourage them to apply?

You should follow the same rules for hiring as always and never exercise any preference for particular candidates based on anything other than fitness for the role. No one at Nokia should initiate contact with anyone at Infinera, except for a very small number of people who are involved in deal and integration planning. This is vital to avoid not only derailing the deal but also the possibility of incurring substantial financial penalties. Until the deal is approved and closed, nothing will change. Nokia and Infinera continue to operate independently, and we maintain ‘business as usual’.

Q23	Is it OK for me to purchase and trade shares in Nokia or in Infinera at this time?

Now the announcement is public, there are no trading restrictions in place due to this deal and you can continue to manage your stocks and shares portfolio in a similar manner as done during the ordinary course of business. Please note, however, that there might be other reasons, including the closed window period, which might restrict your capability to trade

Q24	What about our presence at OFC and other trade shows? Will anything change in what we plan to show and talk about?

No. Until closing, we operate ‘business as usual’. One thing you will see in the ‘rules of engagement’ published across the company is that we must not make any change to our plans (and that applies to promotional events as much as to R&D) at any point as we work towards deal closing – most likely several months away.

Q25	My team is collaborating with Infinera [for example, both appearing together on a panel discussion at a trade show]. What should we do?

You should proceed with activities in the normal course of business exactly as if the companies weren’t planning on coming together. Be very careful not to disclose confidential information about Nokia – which is always true for any activity in any case – and do not let the people you’re working with at Infinera disclose any confidential information to you.

PLEASE REMEMBER: the actions we take count. If you have any doubt at all, or any question about the rules of engagement, please reach out to your legal counsel for support.

- ENDS –

Additional Information and Where to Find It

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.Infinera.com/), or by emailing Infinera’s investor relations department (apassi@Infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially. Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Infinera’s businesses; and (5) expectations for Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Infinera related to the Transaction; (5) the possibility that the stock price of Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Infinera files with the SEC. All forward-looking statements in this communication are based on information available to Infinera as of the date of this communication, and, except as required by law, Infinera does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.